LAWRENCE VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

October 7, 2024

Mr. Benjamin Holt and Ms. Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Metal Sky Star Acquisition Corp
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 20, 2024
File No. 001-41344

Dear Mr. Benjamin Holt and Ms. Dorrie Yale:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 3, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Preliminary Proxy Statement on Schedule 14A filed September 20, 2024 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No. 3 (the “Amendment”) to the Preliminary Proxy Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	We note your disclosure that you are negotiating the terms of a letter of intent with this potential target. Please revise your disclosure to clarify the non-binding nature of any letter of intent, or advise.

Response: The Company has amended the cover page of the Amendment in response to the Staff’s comments.

Risk Factors, page 14

Extending the deadline for completing our initial business combination . . ., page 14

2.	We acknowledge your revised disclosures in response to prior comment 2, including your reference to a hearing scheduled for September 19, 2024 to appeal Nasdaq’s decision to delist your securities. Please revise to update all your disclosures regarding the various Nasdaq delisting notices you have received and the results of this hearing.

Response: The Company has amended page 14 of the Amendment in response to the Staff’s comments.

General

6.

We note your revised disclosures that “[t]he proposed extension could create uncertainty for shareholders regarding the timing of their redemption payments” and that your “Board has not taken steps towards the Automatic Redemption.” Please revise to clearly disclose whether you plan to complete the Automatic Redemption.

Response: The Company has amended pages 2 and 14 of the Amendment in response to the Staff’s comments.

* * *

Please contact the undersigned at + 852 3923-1188 or (310) 728-5219 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Wenxi He